Exhibit 12.1

Affymetrix Inc.

Ratio of Earnings to Fixed Charges

1999 - 2003

	Year ended December 31,
	2003	2002	2001	2000	1999

Earnings:

Income (loss) before provision for income taxes	$16,848	$(929)	$(32,821)	$(53,390)	$(25,504)
Add back fixed charges:
Interest expense	17,358	19,730	19,880	18,364	2,270
Charge for unamortized bond issuance costs	1,694	—	—	—	—
Interest portion of rental expense	402	378	395	287	159
Total adjusted earnings	36,302	19,179	(12,546)	(34,739)	(23,075)

Fixed charges:
Interest expense	17,358	19,730	19,880	18,364	2,270
Charge for unamortized bond issuance costs	1,694	—	—	—	—
Interest portion of rent expense	402	378	395	287	159
Total fixed charges	19,454	20,108	20,275	18,651	2,429

Ratio of earnings to fixed charges	1.87	0.95
Deficiency of earnings to fixed charges			$32,821	$53,390	$25,504

Twelve months ended December 31, 2003

ProForma to reflect the redemption of our 2006 and 2007 Notes prior to fiscal year 2003

Earnings:
Income before provision for income taxes	$33,723
Add back fixed charges:
Interest expense	$1,380
Amortization of issuance costs	$797
Interest portion of rental expense	402
Total adjusted earnings	36,302

Fixed charges:
Interest expense	$1,380
Amortization of issuance costs	$797
Interest portion of rental expense	402
Total fixed charges	$2,576

ProForma ratio of earnings to fixed charges	14.1